ImmunoGen, Inc.

830 Winter Street

Waltham, MA 02451

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY IMMUNOGEN, INC.

PURSUANT TO 17 C.F.R § 200.83

May 16, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	ImmunoGen, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 29, 2011
Form 10-Q for the Quarterly Period Ended December 31, 2011
Filed January 31, 2012
File No. 000-17999

Dear Mr. Rosenberg:

This letter is submitted on behalf of ImmunoGen, Inc. (the “Company” or “we”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter to Mr. Gregory D. Perry dated April 18, 2012 (the “Second Comment Letter”) with respect to our Annual Report on Form 10-K for the fiscal year ended June 30, 2011 and our Quarterly Report on Form 10-Q for the second fiscal quarter ended December 31, 2011.  Reference is also made in this response to your letter to Mr. Perry dated February 16, 2012 (the “Initial Comment Letter”) and to our supplemental response to the Initial Comment Letter submitted March 16, 2012 (the “Initial Supplemental Response”).  For reference purposes, the text of each comment in the Second Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1. Business

Out-licenses and Collaborations, page 8

1.              We note your response to our prior comment 1 [in the Initial Comment Letter].  We disagree with your analysis that most of your collaboration agreements are not material.  As you have noted in your disclosure, since you have yet not commercialized any products, your various collaborations are currently your only source of generating revenue and you rely on this revenue to fund your operations.  The fact that most of the products being developed through these collaborations are

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still in a relatively early stage is not relevant for purposes of determining whether the agreements are material.  We therefore request that you not delete your disclosure as you have proposed and that you include the material terms of the agreements in your next annual report on Form 10-K. Please provide us with draft disclosure for that purpose.

Response 1:

In response to this comment, we will not delete our disclosure as proposed in Response 1 in the Initial Supplemental Response.  We will disclose the material terms of the agreements in Item 1 (Business) of our next annual report on Form 10-K substantially as set forth in revised Exhibit A attached hereto.

In the Initial Supplemental Response we explained our position that disclosure of the terms of potential royalty payments (which are only payable upon approval of a product candidate and commercial sale thereof) for all of our out-license agreements is not material to an investor’s understanding of our business, nor is it important to an investor’s decision to buy or sell our shares unless and until a product candidate being developed under such license is in, or has completed, pivotal clinical testing that is intended to form the basis of an application for marketing approval (which is usually Phase III clinical testing).  As we explained in the Initial Supplemental Response, other than T-DM1, most of our licensees’ product candidates are in the preclinical stage or Phase I clinical testing, and none has progressed beyond initial Phase II clinical testing at this time.  Accordingly, in revised Exhibit A we have omitted a more detailed description of the royalty terms applicable to our out-licenses other than the license covering T-DM1.  We will revisit our royalty disclosure as product candidates under each out-license progress through development, and will provide royalty disclosure similar to that proposed for the license covering T-DM1 when a product candidate reaches pivotal clinical testing.

We will periodically evaluate on a case-by-case basis whether the terms of any of our out-license agreements are at that time material to an investor’s understanding of our business or important to an investor’s decision to buy or sell our shares, and we reserve the right to make changes to our disclosure that are consistent with that evaluation.

2.              We note your response to our prior comment 2 [in the Initial Comment Letter].  As noted in our comment above, your collaborations are currently your sole source of revenue, and we note that these three agreements have generated $72 million over the past three fiscal years.  We therefore disagree with your conclusion that you are not substantially dependent upon them.  Please file these agreements with your next quarterly report on Form 10-Q.

Response 2:

In response to this comment, on May 10, 2012 we filed with the Commission redacted copies of the Bayer, Novartis and Lilly agreements with our quarterly report on Form 10-Q for the third fiscal quarter ended March 31, 2012 (the “2012 Q3 Form 10-Q”), subject to a request for

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confidential treatment pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

We will periodically evaluate on a case-by-case basis whether at that time we are substantially dependent, within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K, on any of our out-license agreements, and we reserve the right to make changes to the agreements filed with our periodic reports pursuant to Item 601(b)(10) of Regulation S-K that are consistent with that evaluation.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

B.  Summary of Significant Accounting Policies

Revenue Recognition, page 62

3.              In your proposed disclosure in Exhibit D on page 42 [of the Initial Supplemental Response], you indicate that you allocated $41.2 million of the $45 million upfront fee from Novartis to the D&C license and the remaining $3.8 million to the rights to future technological improvements.  In Exhibit G [of the Initial Supplemental Response] you indicate a similar allocation for the Lilly agreement.  It is unclear how you applied ASC 605-25-30-1 and 2 in determining and allocating total arrangement consideration to all deliverables under these agreements, including your deliverables for research services and, in the case of Lilly, the delivery of cytotoxic agents.  As a result, for each of these agreements:

•                  Provide us a schedule of the components comprising total arrangement consideration and how each component was determined.  Separately identify consideration that is not contingent on delivery of additional items or meeting other specified performance conditions as discussed under ASC 605-25-30-5.

•                  Provide us your allocation of total arrangement consideration to each deliverable showing the selling price, whether it represents vendor specific objective evidence, third party evidence or best estimate, and the amount allocated to each deliverable.

Response 3:

We supplementally advise the Staff as follows with respect to the total arrangement consideration and allocation of such arrangement consideration to the deliverables under the Novartis and Lilly agreements.

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RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY IMMUNOGEN, INC.

REQUEST NO. 2012.05.16.4

Novartis

We identified the total allocable arrangement consideration at the inception of the Novartis agreement as the $45 million non-refundable, non-creditable up-front fee and the contractually obligated payments for the provision of research services. In addition, the allocable arrangement consideration at the inception of the Novartis agreement includes the payments due from Novartis upon exercising their options to obtain development and commercialization licenses (“D&C licenses”).  Because the options to obtain D&C licenses are not considered substantive (as described in our response to comment 7 in the Initial Supplemental Response), we expect Novartis to exercise its options to obtain the maximum number of D&C licenses to which it is entitled under the agreement [***] and therefore concluded the [***] in aggregate exercise fees ($1 million for each option exercised) should be included in the allocable arrangement consideration at the inception of the Novartis agreement.

To summarize, the allocable arrangement consideration at the inception of the Novartis agreement is as follows ($ in millions):

Non-refundable, non-creditable up-front fee	$45.0
Non-substantive option exercise fees	[***]
Payments for research services (1)	[***]
Total allocable consideration at inception of the agreement	[***]

(1)          We are obligated to provide (and Novartis is obligated to purchase) [***] full time equivalents (“FTEs”) [***] during the term of the research license for purposes of performing certain research services. We are compensated for such services at rates that are consistent with what third parties charge for similar services.  This amount considers payments for services provided based on the [***] FTEs to be provided during only the initial three-year term of the research license.

The non-refundable, non creditable up-front fee and the option exercise fees are not contingent on the delivery of additional items.

Pursuant to ASC 605-25-30-1, fees payable upon extension of the term of the research license and milestone and royalty payments contemplated in the D&C licenses are not considered in the allocable arrangement consideration at the inception of the Agreement as these payments are not considered fixed and determinable.

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REQUEST NO. 2012.05.16.5

We allocated the total allocable arrangement consideration of [***] to the units of accounting using the relative selling price method as illustrated below ($ in millions):

Unit of accounting	Basis for determining selling price	Estimated selling price	Relative %	Allocation of arrangement consideration
Research license and D&C licenses	Best estimate	[***]	[***]	[***]
Rights to future technological improvements	Best estimate	[***]	[***]	[***]
Research services	Third-party evidence	[***]	[***]	[***]
		[***]	100%	[***]

We acknowledge that the total arrangement consideration allocated to the licenses and the rights to future technological improvements of [***] exceeds the consideration of [***] that would be received in connection with the delivery of these items (the $45 million up-front fee plus the [***] of aggregate option exercise fees). ASC 605-25-30-5 limits the amount of consideration allocated to the delivered units that are contingent upon the delivery of additional items. Accordingly, we acknowledge that we will need to consider the revenue recognized upon delivery of each D&C license to ensure that any arrangement consideration allocated to the D&C license that is dependent on providing research services in the future is not recognized upon delivery of the D&C license (however, we note that the difference in this case, [***], is immaterial).

Our disclosure of the allocation of the up-front fee from Novartis included in Exhibit D to the Initial Supplemental Response was provided to indicate the portion of the up-front payment that would be deferred and recognized in connection with the delivery of the future technological improvements. In order to clarify the allocation of the arrangement consideration as illustrated in the preceding table, the third paragraph describing the Novartis agreement has been revised as shown in revised Exhibit D attached hereto, and was included beginning on page 15 in the 2012 Q3 Form 10-Q.

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RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY IMMUNOGEN, INC.

REQUEST NO. 2012.05.16.6

Lilly

We identified the total allocable consideration at the inception of the Lilly agreement as the $20 million non-refundable, non-creditable up-front fee, the expected payments for the provision of the research services and payments for the purchase of cytotoxic agents.  In addition, the allocable arrangement consideration at the inception of the Lilly agreement includes any payments due from Lilly upon their exercising options to obtain D&C licenses.  There is no exercise fee due for the first D&C license obtained under the agreement; however, there is an exercise fee of $2 million due for each subsequent D&C license obtained.  Because the options to obtain D&C licenses are not considered substantive (as described our response to comment 7 in the Initial Supplemental Response), we expect Lilly to exercise its options to obtain the maximum number of D&C licenses to which it is entitled under the agreement [***] and therefore concluded the [***] in aggregate exercise fees should be included in the allocable arrangement consideration at the inception of the Lilly agreement.

To summarize, management believes the allocable consideration at the inception of the Lilly agreement to be ($ in millions):

Non-refundable, non-creditable up-front fee	$20.0
Non-substantive option exercise fees	[***]
Payments for research services (1)	[***]
Purchases of cytotoxic agent	[***]
Total allocable consideration at inception of the agreement	[***]

(1)          We may be required to devote [***] FTEs on an annualized basis at any given time for purposes of performing certain research services. We are compensated for such services at rates that are consistent with what third parties charge for similar services. Although Lilly is not obligated to utilize FTE resources, the research plan approved by Lilly in connection with the research license contemplates that we will provide research services. Payments for research services are based on our estimate of the number of FTEs on an annualized basis that will be required to complete those activities assigned to us pursuant to the research plan.

The non-refundable, non creditable up-front fee and the option exercise fees are not contingent on the delivery of additional items.

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RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY IMMUNOGEN, INC.

REQUEST NO. 2012.05.16.7

Pursuant to ASC 605-25-30-1, amounts payable for milestone and royalty payments contemplated in the D&C licenses are not considered in the allocable arrangement consideration at the inception of the Lilly agreement as these payments are not considered fixed and determinable.

We allocated the total allocable arrangement consideration of [***] to the units of accounting using the relative selling price method as illustrated below ($ in millions):

Unit of accounting	Basis for determining selling price	Estimated selling price	Relative %	Allocation of arrangement consideration
Research license and D&C licenses	Best estimate	[***]	[***]	[***]
Rights to future technological improvements	Best estimate	[***]	[***]	[***]
Cytotoxic agent	Third-party evidence	[***]	[***]	[***]
Research services	Third-party evidence	[***]	[***]	[***]
		[***]	100%	[***]

We acknowledge that the total arrangement consideration allocated to the licenses and the rights to future technological improvements of [***] exceeds the consideration of [***] that would be received in connection with the delivery of these items (the $20 million up-front fee plus the [***]of aggregate option exercise fees).  ASC 605-25-30-5 limits the amount of consideration allocated to the delivered units that are contingent upon the delivery of additional items.  Accordingly, we acknowledge that we will need to consider the revenue recognized upon delivery of each D&C license to ensure that any arrangement consideration allocated to the D&C license that is dependent on providing research services or cytotoxic agent in the future is not recognized upon delivery of the D&C license (however, we note that the difference in this case, [***], is immaterial).

Our disclosure of the allocation of the up-front fee from Lilly included in Exhibit G to the Initial Supplemental Response was provided to indicate the portion of the up-front payment that would be deferred and recognized in connection with the delivery of the future technological improvements.  In order to clarify the allocation of the arrangement consideration as illustrated in the preceding table, the third paragraph describing the Lilly agreement has been revised as shown

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in revised Exhibit G attached hereto, and was included beginning on page 16 in the 2012 Q3 Form 10-Q.

4.              In your response to comment 4 [of the Initial Comment Letter] you indicate that you have sold preclinical and clinical supply materials at prices below your cost.  It is unclear whether the arrangement consideration allocated to the supply component under the relative selling price method for the Lilly agreement is at or below your contract price.  Please explain to us whether you have recorded a loss contract accrual for future sales commitments below your cost.  If not, please explain why not. In any regard, please revise your proposed disclosure to specifically highlight that the arrangement consideration allocated to materials under your collaboration agreements is below cost and that you do not expect that your cost will ever be below your contract selling price for your existing collaborations, consistent with your response on page 7 [of the Initial Supplemental Response].

Response 4:

Our preclinical and clinical supplies agreements allow our collaborators to purchase: (1) cytotoxic agent (highly potent cell-killing agents) alone; or (2) drug conjugates, which are comprised of cytotoxic agents linked to the collaborator’s antibodies.  If purchasing cytotoxic agent alone, our collaborators will either use it for preclinical evaluation or combine it with their antibodies to create drug conjugates (as opposed to having us combine the cytotoxic agent and their antibodies to create the drug conjugate for them).  Historically, our sales of cytotoxic agents sold alone have been an insignificant portion of our clinical materials reimbursement revenue and have averaged less than $70,000 per year for the last three fiscal years.  As a result, our response to comment 4 in the Initial Supplemental Response addressed only our sales of drug conjugates.

The cytotoxic agent currently used in all of our collaborators’ product candidates is either DM1 or DM4 (collectively, “DMx”).  We acquire our DMx directly from a third-party manufacturer.  Our collaborators may purchase DMx from us or directly through a third-party manufacturer.  However, due to the volume of DMx that we purchase from our third-party manufacturer, the price per unit that we pay to acquire DMx is generally less than the price per unit our collaborators would pay to a third-party manufacturer to purchase DMx in smaller quantities.  We sell DMx based on the terms of our contracts with our collaborators, which during our last three fiscal years has been at our actual cost plus a margin.  As a result, we do not sell DMx at a sales price below our actual cost.  Because our actual cost to acquire DMx reflects a volume discount, our ultimate sale of DMx to our collaborators at our actual cost plus a margin is made at prices that are consistent with what other parties would charge our collaborators for the purchase of the same material in the quantity required by the collaborator.  Accordingly, we believe that this price represents objective and reliable third-party evidence as defined by ASC 605-25.  As a result, (a)

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we have concluded that the DMx manufacturing/supply component of our collaboration arrangements entered into prior to the effective date of ASU 2009-13 could be accounted for separately because we have objective and reliable third-party evidence for the prices we charge, and (b) for those arrangements entered into subsequent to the effective date of ASU 2009-13, we concluded the third-party evidence price is an appropriate basis for which to allocate the arrangement consideration.

Our collaboration arrangement with Lilly includes the obligation to provide DMx, but does not include the obligation to provide drug conjugates.  The DMx supplied to Lilly will not be sold at a loss nor (as described in our response to comment 3 above) is the arrangement consideration allocated to the DMx supply component under the relative selling price method below the contract price.

We supplementally advise the Staff that in our response to comment 4 in the Initial Supplemental Response we noted that we are unable to charge our full cost to our collaborators for drug conjugate because it is in excess of market prices (i.e., what others in the market place charge) for the same product in similar volumes.  We believe that our obligations to provide drug conjugate represents an executory contract for which losses should not be recognized until incurred.  We have applied this policy consistently.  Since these contracts do not require any “unconditional purchase obligations” as defined in ASC 440-10-25, we do not believe accrual for any loss is appropriate.  We believe our accounting treatment is consistent with ASC 420-10-25-13 which provides that “…a liability for costs that will be continue to be incurred under a contract for its remaining term without economic benefit shall be recognized at the cease use date.”  Since these contracts are still operational, we concluded that recording a loss contract accrual was not required.  Furthermore, we note that our overall arrangements with each collaborator are profitable to us.  As a result, we determined it would not be appropriate to record a loss contract accrual on the drug conjugate manufacturing/supply element of an arrangement when the overall arrangement was expected to be profitable.

We revised our disclosure to specifically highlight that the arrangement consideration allocated to drug conjugate under our collaboration agreements is below our cost and that we do not expect that our cost will ever be below our contract selling price for our existing collaborations.  This revised disclosure was included on page 8 in the 2012 Q3 Form 10-Q.

5.              Your response to comment 5 [of the Initial Comment Letter] asserts that your substantial involvement in the development of your partner’s drug candidates ends with the completion of non-pivotal Phase II testing.  Please explain to us what, if any, performance obligations you have that extend after a partner completes non-pivotal Phase II testing and why any such obligations do not necessitate revenue being recognized over a period that includes pivotal Phase III testing and regulatory review and approval.  In your response, please explain whether any such performance obligations are separate deliverables under ASC 605-25 and, if so, whether they have standalone value and why.  Also in your response, please specifically tell us whether you are obligated to assist a partner in preparing any regulatory submissions and/or answering any

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queries from a regulatory authority during the regulatory approval process or whether you participate in any joint development or joint steering committees with your partners.

Response 5:

The Company believes that in its evaluation of the numerous collaboration agreements it has entered into over its history, it has identified all separate deliverables and performance obligations as required by the relevant accounting standards.  The following performance obligations exist for all collaboration agreements after a partner completes non-pivotal Phase II testing:

•                  Rights to any technological improvements, on a when-and-if available basis; and

•                  Reasonable assistance in preparing any regulatory submissions and/or answering any inquiries from regulatory authorities.

A brief description and assessment of these items follows:

Rights to any future technological improvements

Our collaboration agreements generally contain the rights to any future technological improvements, on a when-and-if available basis, commencing from the beginning of the term of the arrangement and ending when the royalty term ends, generally until the later of the last applicable patent expiration, or 10 to 12 years after product launch.  These technological improvements would include any improvements to our cytotoxic agent, improvements in our engineered linkers, and improvements to our overall manufacturing and conjugation process.  We determined that these rights, prior to the adoption of ASU 2009-13, represent a deliverable; however, they are not separable from the license arrangement, and; therefore, were considered in the determination of our period of performance and substantial involvement.  As described in our response to comment 7 in the Initial Supplemental Response, we estimated this period to begin upon the execution of the collaboration agreement and end with the completion of non-pivotal Phase II testing.

While our collaboration arrangements generally provide the rights to any future technical improvements past the completion of a non-pivotal Phase II study, it would not be commercially reasonable for a partner to adopt any additional technological improvements after this point.  If the partner were to adjust an aspect of the drug conjugate to incorporate any technology improvements (whether related to the cytotoxic agent or engineered linker used to prepare the drug conjugate, the process for linking the cytotoxic agent to the partner’s antibody, or the process for manufacturing the cytotoxic agent), the partner would need to re-perform all preclinical and clinical testing that had previously been completed to date, incurring significant additional cost and effort.  At this stage of the development process, the partner would have spent significant amounts of time and capital to develop the drug candidate using our existing technology.  As a result, subsequent to the completion of a non-pivotal Phase II study, the likelihood for us to deliver

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a technological improvement would be remote.  In addition, the right to any technological improvements could not be sublicensed by the partner separate from the related D&C license.  Therefore, we believe that any remaining obligation subsequent to the completion of a non-pivotal Phase II study is inconsequential and thus our period of performance associated with this deliverable ends with the completion of a non-pivotal Phase II study.

In making this determination, we considered the SAB Topic 13.A.3.c, Question 2 noting that the delivery of when-and-if available technological improvements after completion of a non-pivotal Phase II study is not essential to the functionality of the licensed compound.  It is more likely that a partner would adopt any technological improvements prior to the completion of a non-pivotal Phase II study, and we; therefore, believe that this possibility is already reflected in our estimated period performance and substantial involvement.  In addition, our failure to complete and deliver a when-and-if available technological improvement after the completion of a non-pivotal Phase II study would not result in the partner receiving any refund and there is no consideration which is tied to the delivery of a technological improvement.  To date, no partner has ever requested, received or utilized a technological improvement subsequent to the completion of a non-pivotal Phase II study.

Reasonable assistance in preparing any regulatory submission and/or answering any inquiries from regulatory authorities

Subsequent to the completion of the development process, our partners would have developed a fully conjugated drug, which would include our cytotoxic agent linked together with an antibody developed by our partner.  Any regulatory assistance provided by us after this point in time could only potentially relate to our cytotoxic agent, as the partner is responsible for the overall contents and submission of documents to regulatory authorities to gain marketing approval.  Therefore, any regulatory assistance we may provide would not extend to the final drug conjugate product itself.

We do not believe that the provision of reasonable assistance to our partners in this manner is either a separate deliverable under the arrangement or has the effect of extending our period of substantial involvement beyond non-pivotal Phase II testing since it is inconsequential to the overall arrangement.  Providing this reasonable assistance would not result in significant effort on our part and is not essential to the performance of the other deliverables under the arrangement.  To date, all regulatory assistance provided to our collaborators has been limited to providing existing data that resulted from prior research conducted on behalf of the partner and has not resulted in any new or incremental efforts by us beyond simply delivering the data.  In addition, our partners have the necessary experience and expertise to prepare the necessary regulatory submission to gain marketing approval without assistance from us. Our failure to provide reasonable assistance would not result in a significant contractual penalty nor do we believe it would have caused the arrangement fee to vary by more than an insignificant amount if it were to have been excluded from the agreement.  There is also no contractual consideration under our collaboration arrangements tied to providing assistance with any regulatory submission and/or answering any inquiries from regulatory authorities.

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Participation in JSC

With respect to any requirements to participate in any joint development or joint steering committees (collectively referred to as “JSC”), while the requirements to participate on any JSC vary based on the specific contractual terms of each collaboration agreement, the terms generally provide that:

•                  the purpose of the JSC is generally to provide oversight, monitoring of development progress, review of information, and providing a forum for the exchange of information;

•                  the JSC is a committee that is comprised of an equal number of representatives from us and the partner;

•                  the chairman of the JSC is a representative of the partner and the partner has the ultimate decision-making authority to direct the activities of the JSC and the development plan for any product candidate; and

•                  any disputes between the parties are resolved by the partner.

We do not believe our participation on any JSC represents a deliverable, but instead, represents a protective right.  The JSC’s function is primarily one of governance, dispute resolution, oversight, and information sharing.  Our partners have full control and authority over all strategic decisions regarding the development and commercialization of the licensed product including developmental, pre-clinical, clinical, regulatory, manufacturing, and marketing activities.  We may make recommendations as to the course of action a partner may want to consider through our membership on each JSC; however, ultimately our partners have the decision-making authority.  We do not provide any unique skills or expertise pursuant to our participation on each JSC that, if not provided, would prevent the partner from deriving the benefit of the delivered items.  In addition there are no specific penalties for our failure to participate on a JSC and we believe it would not have caused the arrangement fee to vary by more than an insignificant amount if it were to have been excluded from the agreement.  There is also no contractual consideration under our collaboration arrangements tied to participation on a JSC.

6.              Please revise your proposed disclosure from Exhibit C [to the Initial Supplemental Response] provided in response to comment 6 [of the Initial Comment Letter] to specifically clarify that you recognize revenue associated with the completion of non-substantive milestones upon completion of that milestone because there are no undelivered elements and you have no continuing performance obligation consistent with your response on page 9 [of the Initial Supplemental Response].  In addition, please revise your proposed disclosure in the last paragraph on page 34 [of the Initial Supplemental Response] to specifically indicate that you do not contribute effort to your non-substantive milestones.  Please confirm to us that you do not bifurcate individual milestone payments into substantive and non-substantive components and that none of your non-substantive milestones are based on the passage of time.

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Response 6:

We have revised our proposed disclosure from Exhibit C in the Initial Supplemental Response to specifically clarify that we recognize revenue associated with the completion of non-substantive milestones upon completion of the milestone because there are no undelivered elements and we have no continuing performance obligations.  In addition, we specifically indicate that we do not contribute effort to non-substantive milestones.  We also confirm to you that we do not bifurcate individual milestone payments into substantive and non-substantive components, and that none of our non-substantive milestones are based on the passage of time.  The revised disclosure is shown in revised Exhibit C attached hereto, and was included on page 8 in the 2012 Q3 Form 10-Q.

7.              Please revise your proposed disclosure from Exhibit D [to the Initial Supplemental Response] provided in response to comment 6 [of the Initial Comment Letter] to clarify how your next potential milestone could relate to a regulatory event when development milestones are still outstanding.  In this regard, for example, in your proposed Roche disclosure on page 36 of the [Initial Supplemental] response you indicate that the next potential milestone that you are entitled to receive is $10.5 million in the US or $5 million in Europe for marketing approval of T-DM1 even though you indicate that there are still $13.5 million in development milestones outstanding.  It appears that this issue is also present in the May 2000 right-to-test agreement with Genentech and also the Amgen agreement.

Response 7:

The disclosure we provide with regard to our collaboration agreements describes the potential milestones that we may earn for each agreement from inception, regardless of how much of those milestones has been earned to date. Using our Roche discussion as an example, we do not have any developmental milestones remaining on this agreement.  The $44 million in milestone payments we are entitled to is the entire amount of milestones possible, from inception of the agreement.  We state later that we have received several specific milestones, and then state that to-date, we have received a total of $13.5 million through June 30, 2011.  That $13.5 million is the entire amount of developmental milestones receivable under the arrangement, and, accordingly, the next milestone to be earned will be a regulatory milestone.  In order to clarify our disclosure, we revised our disclosure as shown in revised Exhibit D attached hereto, which was included beginning on page 13 in the 2012 Q3 Form 10-Q.

8.              It appears based on the proposed disclosure for your Novartis agreement in Exhibit D [to the Initial Supplemental Response] and your Lilly agreement in Exhibit G [to the Initial Supplemental Response] that, since the adoption of ASU 2009-13, you plan to recognize the upfront fees for the combined research license and D&C license units of account upon the delivery of the first D&C licenses because you believe that each unit of account for these agreements has standalone value.  Please confirm that this is your intent and, if so, please explain why it is appropriate to recognize the entire amounts allocated to the combined units of account when Novartis and Lilly each have the option to enter into additional D&C licenses for product candidates identified under their

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research licenses.  In your response, please tell us whether for either agreement you have an obligation to participate in any joint committees with your partners or whether you must provide either partner assistance with the preparation of their regulatory submissions.  If so, please explain to us your accounting for these obligations.

Response 8:

We respectfully advise the Staff that it is not our intent to recognize the entire amounts allocated to the combined research license and D&C license unit of account upon delivery of the first D&C license.  As it relates to the Novartis and Lilly agreements, as described in our responses to comments 8 and 10 in the Initial Supplemental Response, while the research license does not have stand-alone value separate and apart from the D&C licenses, we concluded that each D&C license, once delivered, has stand-alone value from the remaining undelivered elements.  As a result, we concluded for the Novartis and Lilly agreements that we should recognize as license revenue an equal amount (based on the respective maximum number of D&C licenses that Novartis and Lilly are each entitled to take under their respective agreements) of the respective total arrangement consideration allocated to the combined research license and D&C license unit of account for each agreement upon delivery of each of the D&C licenses to Novartis and Lilly, as applicable.

In order to more clearly describe our revenue recognition upon delivery of D&C licenses in connection with the Novartis and Lilly agreements, we revised the disclosure relating to the timing of our recognition of license revenue as shown in revised Exhibits D and G attached hereto, which disclosure was included beginning on page 15 in the 2012 Q3 Form 10-Q.

We also advise the Staff that in both the Novartis and Lilly agreements we participate in a JSC and may provide reasonable assistance with the preparation of regulatory submissions upon request.  However, the role and operation of the JSCs under the Novartis and Lilly agreements are consistent with the description provided in our response to comment 5 above, and; therefore, we have concluded that our participation on JSCs in connection with the Novartis and Lilly agreements do not represent a deliverable for the reasons described in our response to comment 5 above.  Similarly, we have concluded that our provision of reasonable assistance with the preparation of regulatory submissions upon request does not represent a deliverable under the Novartis and Lilly agreements since it is inconsequential to the arrangement as described in our response to comment 5 above.

9.              Please revise your proposed disclosure for your Novartis agreement in Exhibit D [to the Initial Supplemental Response] and your Lilly agreement in Exhibit G [to the Initial Supplemental Response] to clarify why the rights to future technological improvements, the research services and, in the case of Lilly, the delivery of cytotoxic agents have standalone value from the combined license units of account consistent with your responses to comments 8 and 10 [of the Initial Comment Letter].

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Response 9:

In response to this comment, we have revised our disclosure for the Novartis and Lilly agreements as shown in revised Exhibits D and G attached hereto, which revised disclosure was included beginning on page 15 in the 2012 Q3 Form 10-Q.

10.       It appears that your proposed Lilly agreement disclosure in Exhibit G incorrectly identifies the D&C license option as being substantive in the last line on page 48. If so, please revise your proposed disclosure to correct or explain to us the inconsistency with its preceding sentence.

Response 10:

In response to this comment, our disclosure for our Lilly agreement in revised Exhibit G attached hereto and included beginning on page 16 in the 2012 Q3 Form 10-Q was revised to indicate that the option to obtain development and commercialization licenses is not substantive.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 895-0600.

Sincerely,

/s/ Gregory D. Perry

Gregory D. Perry
Executive Vice President and
Chief Financial Officer

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Revised Exhibit A

The following disclosure will be included in our annual report on Form 10-K for the fiscal year ending June 30, 2012 under the heading “Out-licenses and Collaborations” or similar heading in Item 1 (Business), and in our future filings as applicable.  The entire disclosure will be subject to further revision in our future filings to reflect subsequent developments.

*                                         *                                         *

Out-licenses and Collaborations

We selectively out-license restricted access to our TAP technology to other companies to provide us with cash to fund our own product programs and to expand the utilization of our technology.  These agreements typically provide the licensee with rights to use our TAP technology with any of its antibodies to develop products to a defined target.  The licensee is generally responsible for the development, clinical testing, manufacturing, registration and commercialization of any resulting product candidate.  As part of these agreements, we are generally entitled to receive upfront fees, and also potential milestone payments, royalties on the commercial sales of any resulting products and research and development funding based on activities performed at our collaborative partner’s request.  We are also compensated for preclinical and clinical materials supplied to our partners.

We will not receive royalty payments from a TAP technology out-license until a product candidate developed under the license is approved for marketing and commercialized, nor do we expect to receive significant individual milestones payments under our existing collaborations prior to product approval.  Achievement of product approval requires, at a minimum, favorable completion of preclinical development and evaluation, assessment of early-stage clinical trials, advancement into pivotal Phase II and/or Phase III clinical testing, completion of this later-stage clinical testing with favorable results, and completion of regulatory submissions and review.  The only collaboration that may provide us with royalty revenue and significant milestone payments in the foreseeable future is our collaboration with Roche relating to T-DM1.  Below is a table setting forth our active collaborations, the number of targets licensed and current status of the product candidates being developed thereunder:

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Collaborator	Agreement Type	Effective Date(s)	Development Status(1)
Roche(2)	Single-target	2000	Phase III
Amgen(3)	Right-to-test and single-target	2000	Phase I
Sanofi	Multiple single-targets	2003	Phase II
Sanofi(4)	Right-to-test	2006	Research/Preclinical
Biotest	Single-target	2006	Phase I
Bayer HealthCare	Single-target	2008	Phase I
Novartis(4)	Right-to-test	2010	Research/Preclinical
Lilly(4)	Right-to-test	2011	Research/Preclinical

(1)          For collaborations involving multiple targets, development status denotes the most advanced program under the collaboration.

(2)          Roche has five single-target licenses.  Pursuant to the license covering the target HER2, which was entered into in 2000, a product candidate, T-DM1, is in Phase III clinical trials.  The remaining four licenses were entered into between 2005 and 2008, and the development status of product candidates under each of those licenses is research/preclinical.

(3)          Amgen has multiple outstanding exclusive and non-exclusive options providing it with the right to take single-target licenses, on pre-negotiated terms, to specified targets during the respective option periods.  As of June 30, 2012, Amgen has taken [two] single-target licenses pursuant to the terms of its right-to-test agreement.

(4)          Sanofi, Novartis and Lilly each has the right to take multiple exclusive options providing it with the right to take single-target licenses, on pre-negotiated terms, to specified targets during the respective option periods.

Roche

In May 2000, we granted Roche, through its Genentech unit, an exclusive development and commercialization license to our maytansinoid TAP technology for use with antibodies or other proteins that target HER2, such as trastuzumab. The product candidate T-DM1 is currently in development under this agreement.  We received a $2 million upfront payment from Roche upon execution of the agreement.  We are also entitled to receive up to a total of $44 million in milestone payments, plus tiered royalties in the mid-single digits on the commercial sales of any resulting products.  On an individual country basis, royalties on commercial sales will be reduced to the low-

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single digits at any time during the applicable royalty period that the product is not covered by ImmunoGen patent rights in that country.

Roche may terminate this agreement for convenience at any time upon 90 days’ prior written notice to us.  The agreement may also be terminated by either party for a material breach by the other, subject to notice and cure provisions.  Unless earlier terminated, the agreement will continue in effect until the expiration of Roche’s royalty obligations.  For each product and country, Roche’s royalty obligations commence with the first commercial sale of that product in that country, and extend for a period of 10 years from the date of that first commercial sale in that country, although if the product (or its manufacture, use or sale) is covered by an ImmunoGen patent in that country on such tenth anniversary, then the period during which royalties are payable is extended until 12 years from the date of the first commercial sale in that country.

Through June 30, 2012, we have earned and received a total of $[13.5] million in milestone payments under this agreement.

Amgen

In September 2000, we entered into a ten-year right-to-test agreement with Abgenix, Inc. which was later acquired by Amgen.  The agreement provides Amgen with the right to (a) test our maytansinoid TAP technology with Amgen’s antibodies under a right-to-test, or research, license, (b) take options, with certain restrictions, to individual targets selected by Amgen on either an exclusive or non-exclusive basis for specified option periods and (c) upon exercise of those options, take exclusive or non-exclusive licenses to use our maytansinoid TAP technology to develop and commercialize products directed to the specified targets on previously agreed-upon terms.  Amgen no longer has the right to take additional options under the right-to-test agreement, although multiple outstanding options remain in effect for the remainder of their respective option periods.

For each exclusive development and commercialization license taken, we are entitled to receive an exercise fee of $1 million and up to a total of $34 million in milestone payments, plus royalties on the commercial sales of any resulting products.

Amgen may terminate each development and commercialization license for convenience upon prior notice to us.  Each license may also be terminated by either party for a material breach by the other, subject to notice and cure provisions.  Unless earlier terminated, each license will continue in effect until the expiration of Amgen’s royalty obligations, which are determined on a product-by-product and country-by-country basis.  For each product and country, Amgen’s royalty obligations commence with the first commercial sale of that product in that country, and extend until the later of either the expiration of the last-to-expire ImmunoGen patent covering that product in that country or the expiration for that country of the minimum royalty period specified in each development and commercialization license.

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Under the right-to-test agreement, in September 2009 and November 2009, we entered into two development and commercialization licenses with Amgen and received an exercise fee of $1 million with each license taken.  In November 2011, the Investigational New Drug (IND) applications for two compounds developed under the separate development and commercialization licenses became active, which triggered two $1 million milestone payments to us.

Sanofi

Collaboration Agreement

In July 2003, we entered into a broad collaboration agreement with Sanofi (formerly Aventis) to discover, develop and commercialize antibody-based products.  The collaboration agreement provides Sanofi with worldwide development and commercialization rights to new antibody-based products directed to targets that are included in the collaboration, including the right to use our TAP technology and our humanization technology in the creation of products directed to these targets.  The product candidates (targets) currently in development under the collaboration include SAR3419 (CD19), SAR650984 (CD38), SAR566658 (DS6, also known as CA6) and at least one earlier-stage compound that has yet to be disclosed.  For each of the targets included in the collaboration at this time, we are entitled to receive up to a total of $21.5 million in milestone payments, plus royalties on the commercial sales of any resulting products.

The agreement may be terminated by either party for a material breach by the other, subject to notice and cure provisions.  Unless earlier terminated, the agreement will continue in effect until the expiration of Sanofi’s royalty obligations, which are determined on a product-by-product and country-by-country basis.  For each product and country, Sanofi’s royalty obligations commence upon first commercial sale of that product in that country, and extend until the later of either the expiration of the last-to-expire ImmunoGen patent covering that product in that country or the expiration for that country of the minimum royalty period specified in the agreement.

The collaboration agreement also provides us an option to certain co-promotion rights in the U.S. on a product-by-product basis.  The terms of the collaboration agreement allow Sanofi to terminate our co-promotion rights if there is a change in control of our company.

Through June 30, 2012, we have earned and received a total of [$16] million in milestone payments related to compounds covered under this agreement now and in the past, including a total of $5 million in milestone payments related to two product candidates previously in the collaboration that have been returned to us along with the rights to the respective targets.

Right-to-Test Agreement

In December 2006, we entered into a separate right-to-test agreement with Sanofi.  The agreement provides Sanofi with the right to (a) test our maytansinoid TAP technology with Sanofi’s antibodies to targets that were not included in the collaboration agreement described above under a right-to-test, or research, license, (b) take exclusive options, with certain restrictions, to individual

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targets selected by Sanofi for specified time periods and (c) upon exercise of those options, take exclusive licenses to use our maytansinoid TAP technology to develop and commercialize products directed to the specified targets on terms agreed upon at the inception of the right-to-test agreement.  The right-to-test agreement had a three-year original term from the activation date that was extended on a one-time basis by Sanofi in August 2011for an additional three years by payment of a $2 million extension fee.

For each development and commercialization license taken, we are entitled to receive an exercise fee of $2 million and up to a total of $30 million in milestone payments, plus royalties on the commercial sales of any resulting products.

Each development and commercialization license may be terminated by either party for a material breach by the other, subject to notice and cure provisions.  Unless earlier terminated, each license will continue in effect until the expiration of Sanofi’s royalty obligations, which are determined on a product-by-product and country-by-country basis.  For each product and country, Sanofi’s royalty obligations commence with the first commercial sale of that product in that country, and extend until the later of either the expiration of the last-to-expire ImmunoGen patent covering that product in that country or the expiration for that country of the minimum royalty period specified in each development and commercialization license.  No development and commercialization license has yet been taken under the right-to-test agreement.

Biotest

In July 2006, we granted Biotest an exclusive development and commercialization license to our maytansinoid TAP technology for use with antibodies that target CD138.  The product candidate BT-062 is currently in development under this agreement.  We received a $1 million upfront payment from Biotest upon execution of the agreement.  We are also entitled to receive up to a total of $35.5 million in milestone payments, plus royalties on the commercial sales of any resulting products.

The agreement also provides us with the right to elect, at specific stages during the clinical evaluation of any compound created under the agreement, to participate in the United States development and commercialization of that compound in lieu of receiving the milestone payments not yet earned and royalties on sales in the United States.  We can exercise this right during an exercise period specified in the agreement by notice and payment to Biotest of an agreed upon opt-in fee of $5 million or $15 million, depending on the stage of development.  Upon exercise of this right, we would share equally with Biotest the associated costs of product development and commercialization in the United States along with the profit, if any, from product sales in the United States.

Biotest may terminate the agreement for convenience at any time prior to our election to participate in the U.S. development and commercialization of a compound created under this agreement upon prior notice to us.  The agreement may also be terminated by either party for a material breach by the other, subject to notice and cure provisions.  Unless earlier terminated, the agreement will continue in effect until the expiration of Biotest’s royalty obligations, which are

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determined on a product-by-product and country-by-country basis.  For each product and country, Biotest’s royalty obligations commence upon first commercial sale of that product in that country, and extend until the later of either the expiration of the last-to-expire ImmunoGen patent covering that product in that country or the expiration for that country of the minimum royalty period specified in the agreement.

Through June 30, 2012, we have earned and received a total of [$500,000] in milestone payments under this agreement.

Bayer HealthCare

In October 2008, we granted BayerHealthCare an exclusive development and commercialization license to our maytansinoid TAP technology for use with antibodies or other proteins that target mesothelin.  The product candidate BAY 94-9343 is currently in development under this agreement.  We received a $4 million upfront payment upon execution of the agreement.  We are also entitled to receive, for each product developed and marketed by Bayer HealthCare under this agreement, up to a total of $170.5 million in milestone payments, plus royalties on the commercial sales of any resulting products.

Bayer HealthCare may terminate the agreement for convenience at any time upon prior written notice to us.  The agreement may also be terminated by either party for a material breach by the other, subject to notice and cure provisions.  We may also terminate the agreement upon the occurrence of specified events.  Unless earlier terminated, the agreement will continue in effect until the expiration of Bayer HealthCare’s royalty obligations, which are determined on a product-by-product and country-by-country basis.  For each product and country, Bayer HealthCare’s royalty obligations commence upon first commercial sale of that product in that country, and extend until the later of either the expiration of the last-to-expire ImmunoGen patent covering that product in that country or the expiration for that country of the minimum royalty period specified in the agreement.

Through June 30, 2012, we have earned and received a total of [$3] million in milestone payments under this agreement.

Novartis

In October 2010, we entered into a right-to-test agreement with Novartis Institutes for BioMedical Research, Inc. (Novartis).  The agreement provides Novartis with a right to (a) test our TAP technology with Novartis’ antibodies directed to the optioned targets under a right-to-test, or research, license, (b) take exclusive options, with certain restrictions, to individual targets selected by Novartis for specified option periods, and (c) upon exercise of those options take exclusive licenses to use our TAP technology to develop and commercialize products for a specified number of individual targets on terms agreed upon at the inception of the right-to-test agreement.  The initial term of the right-to-test agreement is three years, which may be extended by Novartis for up to two additional one-year periods by the payment of additional consideration.  Novartis must exercise its options for

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the development and commercialization licenses by the end of the term of the right-to-test agreement, after which any then outstanding options will lapse.

We received a $45 million upfront payment in connection with the execution of the right-to-test agreement, and we are also entitled to receive additional payments under the agreement for research and development activities performed on behalf of Novartis during the term of the agreement.  For each development and commercialization license taken, we are entitled to receive an exercise fee of $1 million and up to a total of $200.5 million in milestone payments, plus royalties on the commercial sales of any resulting products.

Novartis may terminate any development and commercialization license for convenience upon prior notice to us.  Each license may also be terminated by either party for a material breach by the other, subject to notice and cure provisions.  Unless earlier terminated, each development and commercialization license will continue in effect until the expiration of Novartis’ royalty obligations, which are determined on a product-by-product and country-by-country basis.  For each product and country, Novartis’ royalty obligations commence upon first commercial sale of that product in that country, and extend until the later of either the expiration of the last-to-expire ImmunoGen patent covering that product in that country or the expiration for that country of the minimum royalty period specified in each license.  No development and commercialization license has yet been taken under the right-to-test agreement.

Lilly

In December 2011, the Company entered into a three-year right-to-test agreement with Eli Lilly and Company (Lilly).  The agreement provides Lilly with the right to (a) take exclusive options, with certain restrictions, to individual targets selected by Lilly for specified option periods, (b) test our maytansinoid TAP technology with Lilly’s antibodies directed to the optioned targets under a right-to-test, or research, license, and (c) upon exercise of those options take exclusive licenses to use our maytansinoid TAP technology to develop and commercialize products for a specified number of individual targets on terms agreed upon at the inception of the right-to-test agreement.  Lilly must exercise its options for the development and commercialization licenses by the end of the term of the right-to-test agreement, after which any then outstanding options will lapse.

We received a $20 million upfront payment in connection with the execution of the agreement, and we are also entitled to receive additional payments under the agreement for research and development activities performed under the agreement on behalf of Lilly during the term of the research license.  For the first development and commercialization license taken, we are entitled to receive up to a total of $200.5 million in milestone payments, plus tiered royalties in the mid-single to low-double digits on the commercial sales of any resulting products. For each subsequent development and commercialization license taken, we are entitled to receive an exercise fee of $2 million and up to a total of $199 million in milestone payments, plus royalties on the commercial sales of any resulting products.

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Lilly may terminate any development and commercialization license for convenience upon prior notice to us.  Each license may also be terminated by either party for a material breach by the other, subject to notice and cure provisions.  We may also terminate the agreement upon the occurrence of specified events.  Unless earlier terminated, each development and commercialization license will continue in effect until the expiration of Lilly’s royalty obligations, which are determined on a product-by-product and country-by-country basis.  For each product and country, Lilly’s royalty obligations commence upon first commercial sale of that product in that country, and extend until the later of either the expiration of the last-to-expire ImmunoGen patent covering that product in that country or the expiration for that country of the minimum royalty period specified in each license.  No development and commercialization license has yet been taken under the right-to-test agreement.

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Revised Exhibit C

The following revises the proposed disclosure shown in Exhibit C to the Initial Supplemental Response, and was included in the 2012 Q3 Form 10-Q.  Additional disclosure, as compared to Exhibit C attached to the Initial Supplemental Response, has been underlined, deletions have been shown in strikethrough, and the entire disclosure will be subject to further revision in our future flings to reflect subsequent developments.  New or modified disclosure specifically responsive to the Staff’s comments in the Second Comment Letter are highlighted in boldface.

*          *          *

The Company’s license agreements have milestone payments which for reporting purposes are aggregated into three categories: (i) development milestones, (ii) regulatory milestones, and (iii) sales milestones.  Development milestones are typically payable when a product candidate initiates or advances into different clinical trial phases.  Regulatory milestones are typically payable upon submission for marketing approval with the FDA or other countries’ regulatory authorities or on receipt of actual marketing approvals for the compound or for additional indications.  Sales milestones are typically payable when annual sales reach certain levels.

At the inception of each agreement that includes milestone payments, the Company evaluates whether each milestone is substantive and at risk to both parties on the basis of the contingent nature of the milestone.  This evaluation includes an assessment of whether (a) the consideration is commensurate with either (1) the entity’s performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone, (b) the consideration relates solely to past performance and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement.  The Company evaluates factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required to achieve the respective milestone and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment.

Non-refundable development~~al~~ and regulatory milestones that are expected to be achieved as a result of the Company’s efforts during the ~~development phase~~ period of substantial involvement are considered substantive and are recognized as revenue upon the achievement of the milestone, assuming all other revenue recognition criteria are met.  Milestones that are not considered substantive because we do not contribute effort to the achievement of such milestones are generally achieved after the ~~development phase~~ period of substantial involvement and are recognized as revenue upon achievement of the milestone, as there are no undelivered elements remaining and no continuing performance obligations, assuming all other revenue recognition criteria are met.

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Revised Exhibit D

The following revises the proposed disclosure shown in Exhibit D to the Initial Supplemental Response, and was included in the 2012 Q3 Form 10-Q.  In addition to making changes consistent with our responses to the Initial Comment Letter and Second Comment Letter, in preparing the 2012 Q3 Form 10-Q we also made other revisions to previous disclosure for the purposes of consistency and clarity.  Additional disclosure, as compared to Exhibit D attached to the Initial Supplemental Response, has been underlined, deletions have been shown in strikethrough, and the entire disclosure will be subject to further revision in our future filings to reflect subsequent developments.  New or modified disclosure specifically responsive to the Staff’s comments in the Second Comment Letter are highlighted in boldface.

*          *          *

Roche

In May 2000, the Company granted Roche, through its Genentech unit, an exclusive license to the Company’s maytansinoid TAP technology for use with antibodies or other proteins that target HER2, such as trastuzumab.  Under the terms of this agreement, Roche has exclusive worldwide rights to develop and commercialize maytansinoid TAP compounds with antibodies that target HER2.  Roche is responsible for the manufacturing, product development and marketing of any products resulting from the agreement.  The Company is compensated for any preclinical and clinical materials that the Company manufactures under the agreement.  The Company received a $2 million non-refundable upfront payment from Roche upon execution of the agreement.  The Company is also entitled to receive up to a total of $44 million in milestone payments, ~~from Roche under this agreement, as amended in May 2006~~, ~~in addition to~~ plus royalties on the ~~net~~ commercial sales of any resulting products.  ~~Potential~~ Total milestones are categorized as follows: development milestones — $13.5 million; and regulatory milestones — $30.5 million.  Through March 31, 2012, the Company has received and recognized $13.5 million in milestone payments related to T-DM1, which were all development milestones.  Roche began Phase II evaluation of T-DM1 in July 2007 and the Company ~~earned~~ received and recognized a $5 million milestone payment with this event.  Roche began Phase III evaluation of T-DM1 in February 2009 and the Company ~~earned~~ received and recognized a $6.5 million milestone payment with this event.  ~~This milestone is included in license and milestone fees for the fiscal year ended June 30, 2009.  Through June 30, 2011, the Company has received and recognized $13.5 million in milestone payments related to T-DM1.~~  At the time of execution of this agreement, there was significant uncertainty as to whether these received and recognized milestones would be achieved. In consideration of this, as well as the Company’s past involvement in the research and manufacturing of this product candidate, these milestones were deemed substantive.  The next potential milestone the Company will be entitled to receive will be a regulatory milestone for marketing approval of T-DM1.  As this could occur first in either the U.S. or Europe, the next potential milestone due will be either $10.5 million with first approval in the U.S. or $5 million with first approval in Europe.  Based on an evaluation of the effort contributed to the achievement of these milestones, the Company has determined these milestones are not substantive.  ~~At the time of~~

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~~execution of this agreement, there was significant uncertainty as to whether these milestones would be achieved. In consideration of this, as well as the Company’s past involvement in the research and manufacturing of this product candidate, these milestones were deemed substantive.~~

Roche, through its Genentech unit, also has licenses for the exclusive right to use the Company’s maytansinoid TAP technology with antibodies to four undisclosed targets, which were granted under the terms of a separate May 2000 right-to-test agreement with Genentech.  For each of these licenses the Company received a $1 million license fee and is entitled to receive up to a total of $38 million in milestone payments and also royalties on the sales of any resulting products.  The ~~potential~~ total milestones are categorized as follows: development milestones — $8 million; regulatory milestones — $20 million; and sales milestones — $10 million.  The Company has not received any milestone payments from these agreements through March 31, 2012.  Roche is responsible for the development, manufacturing, and marketing of any products resulting from these licenses.  The next potential milestone the Company will be entitled to receive under any of these agreements will be a development milestone for filing of an ~~IND~~ Investigational New Drug (IND) application which will result in a $1 million payment being due.  At the time of execution of each of these development and commercialization licenses, there was significant uncertainty as to whether this milestone would be achieved.  In consideration of this, as well as the Company’s past involvement in the research and manufacturing these products, this milestone was deemed substantive.  Roche no longer has the right to take additional licenses under the right-to-test agreement.  The Company received non-refundable technology access fees totaling $5 million for the eight-year term of the right-to-test agreement.  The upfront fees were deferred and recognized ratably over the period during which Genentech could elect to obtain product licenses.

Amgen

In September 2000, the Company entered into a ten-year right-to-test agreement with Abgenix, Inc., which was later acquired by Amgen.  The agreement provides Amgen with the right to (a) test the Company’s maytansinoid TAP technology with Amgen’s antibodies under a right-to-test, or research, license, (b) take options, with certain restrictions, to ~~a defined number of~~ specified targets on either an exclusive and non-exclusive basis for specified option periods and (c) upon exercise of those options, ~~to~~ take exclusive or non-exclusive licenses to use the Company’s ~~our~~ maytansinoid TAP technology to develop and commercialize products for the specified ~~individual~~ targets on previously agreed-upon terms.  The Company received a $5 million technology access fee in September 2000.  Amgen no longer has the right to take additional options under the agreement, although multiple outstanding options remain in effect for the remainder of their respective option periods.  ~~Under the agreement, in September 2009 and November 2009, the Company entered into two development and license agreements with Amgen and received a $1 million exercise fee with each license taken.  The Company has deferred the $1 million exercise fee for each development and commercialization license agreement and is recognizing these amounts as revenue ratably over the estimated period of substantial involvement.  In addition to the~~ For each exclusive development and commercialization license taken, the Company is entitled to receive an exercise fee of $1 million ~~exercise fee, the Company is entitled to earn milestone payments potentially totaling~~ and up to a

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total of $34 million ~~per target for each compound developed under the right-to-test agreement~~ in milestone payments, ~~as well as~~ plus royalties on the commercial sales of any resulting products.  The ~~potential~~ total milestones per development and commercialization license are categorized as follows: development milestones — $9 million; regulatory milestones — $20 million; and sales milestones — $5 million.  Amgen is responsible for the manufacturing, product development and marketing of any products resulting from the agreement.

Under the right-to-test agreement, in September 2009 and November 2009 Amgen took two development and commercialization licenses and the Company received an exercise fee of $1 million for each license taken.  The Company has deferred each $1 million exercise fee and is recognizing these amounts as revenue ratably over the respective estimated periods of its substantial involvement.  In November 2011, the IND applications to the FDA for two compounds developed under the September 2009 and November 2009 development and commercialization licenses became effective, which triggered two $1 million milestone payments to the Company.  These payments are included in license and milestone fees for the nine months ended March 31, 2012.  At the time of execution of each of these development and commercialization licenses, there was significant uncertainty as to whether these received and recognized milestones would be achieved.  In consideration of this, as well as the Company’s past involvement in the research and manufacturing of these product candidates, these milestones were deemed substantive.  The next potential milestone the Company will be entitled to receive under either of these ~~agreements~~ development and commercialization licenses will be a development milestone for the first dosing of a patient in a Phase II clinical trial, ~~acceptance of an IND by the FDA~~ which will result in a $3~~1~~ million payment being due.  At the time of execution of each of these development and commercialization licenses, there was significant uncertainty as to whether this milestone would be achieved.  In consideration of this, as well as the Company’s past involvement in the research and manufacturing of these product candidates, this milestone was deemed substantive.

In September 2010, ~~the Company granted~~ Amgen took a combination of exclusive and non-exclusive options ~~to test our TAP technology~~ with respect ~~antibodies~~ to specific ~~antigen~~ targets.  For each option taken, Amgen paid the Company ~~us a~~ nominal option fees.  In March 2012 Amgen extended a number of these options for nominal extension fees and all other options lapsed.  ~~These options provide Amgen with the right to take a license for each of these targets, during the time period allowed, on the license terms established in the September 2000 agreement which would include a $1 million exercise fee for an exclusive license and a $500,000 exercise fee for a non-exclusive license.  Amgen no longer has the right to designate new targets under this agreement, although the option periods with respect to the designated targets for the options granted will remain in effect for the remainder of the respective option periods.~~

Sanofi

In July 2003, the Company entered into a broad collaboration agreement with Sanofi (formerly Aventis) to discover, develop and commercialize antibody-based products ~~anticancer therapeutics~~.  The collaboration agreement provides Sanofi with worldwide development and commercialization rights to new antibody-based products directed to targets that are ~~anticancer~~

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~~therapeutics developed to targets that were~~ included in the collaboration, including the right to use the Company’s TAP technology and humanization technology in the creation of products developed ~~therapeutics~~ to these targets.  The product candidates (targets) currently in development under ~~as of June 30, 2011 in~~ the collaboration include SAR3419 (CD19), SAR566658 (DS6, also known as CA6), SAR650984 (CD38) and at least one ~~other~~ earlier-stage compound~~s~~ that has ~~have~~ yet to be disclosed.  Sanofi is responsible for the manufacturing, product development and marketing of any products resulting from the agreement.

For each of the targets included in the collaboration at this time, ~~The collaboration agreement entitles~~ the Company is entitled to receive ~~milestone payments potentially totaling~~ up to a total of $21.5 million in milestone payments ~~for each therapeutic now included in the collaboration agreement~~, plus royalties on the commercial sales of any resulting products.  The total ~~potential~~ milestones are categorized as follows: development milestones — $7.5 million; and regulatory milestones — $14 million.  Through March 31, 2012 ~~June 30, 2011~~, the Company has received and recognized an aggregate of $16 million ~~earned and recognized a total of $5 million~~ in milestone payments for compounds covered under this agreement now or in the past, including a $3 million milestone payment related to the initiation of a Phase IIb clinical trial (as defined in the agreement) for SAR3419, which is included in license and milestone fee revenue for the nine months ended March 31, 2012, as well as ~~related to the three product candidates noted above and a target not yet disclosed, including~~ a $1 million milestone payment earned in September 2010 related to the initiation of Phase I clinical testing of SAR566658 which is included in license and milestone fee revenue for the nine months ended March 31, ~~year ended June 30,~~ 2011.  At the time of execution of this agreement, there was significant uncertainty as to whether these received and recognized milestones would be achieved.  In consideration of this, as well as the Company’s past involvement in the research and manufacturing of these product candidates, these milestones were deemed substantive.  ~~The Company also earned and recognized an aggregate of $8 million of milestone payments related to two product candidates previously in the collaboration that have been returned to the Company along with the rights to the respective targets.~~  The next potential milestone the Company will be entitled to receive ~~for the licenses for~~ with respect to each of SAR566658 and for SAR650984 ~~the three identified targets~~ will be a development milestone for initiation of a ~~p~~Phase IIb clinical trial (as defined in the agreement), which will result in each case in a $3 million payment being due.  The next potential milestone the Company will be entitled to receive with respect to SAR3419 will be for initiation of a Phase III clinical trial, which will result in a $3 million payment being due.  The next potential milestone the Company will be entitled to receive for each of the unidentified targets will be a development milestone for commencement of a Phase I clinical trial, which will result in a $1 million payment being due, or a preclinical milestone which will result in a $500,000 payment being due.  At the time of execution of this agreement, there was significant uncertainty as to whether these milestones would be achieved.  In consideration of this, as well as the Company’s past involvement in the research and manufacturing of these product~~s~~ candidates, these milestones were deemed substantive.

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~~The agreement also entitles the Company to royalties on the commercial sales of any resulting products if and when such sales commence.  Sanofi is responsible for the cost of the development, manufacturing and marketing of any products created through the collaboration.  The Company is compensated for any preclinical and clinical materials that it makes under the agreement.  The collaboration agreement also provides the Company an option to certain co-promotion rights in the U.S. on a product-by-product basis.  The terms of the collaboration agreement allow Sanofi to terminate the Company’s co-promotion rights if there is a change of control of the company.~~

~~As part of this agreement, Sanofi paid the Company an upfront fee of $12 million in August 2003.  Inclusive of all of its allowed extensions, the agreement enabled the Company to receive committed research funding totaling $79.3 million over the five years of the research collaboration.  The two companies subsequently agreed to extend the date of research funding through October 31, 2008 to enable completion of previously agreed-upon research.  The Company recorded the research funding as it was earned based upon its actual resources utilized in the collaboration.  The Company earned $81.5 million of committed funding over the duration of the research program, of which $2.7 million was recognized during fiscal year 2009. The Company is now compensated for research performed for Sanofi on a mutually agreed-upon basis.~~

~~In October 2006, Sanofi licensed non-exclusive rights to use the Company’s proprietary resurfacing technology to humanize antibodies to targets not included in the collaboration, including antibodies for non-cancer applications.  This license provides Sanofi with the non-exclusive right to use the Company’s proprietary humanization technology through August 31, 2011 with the right to extend for one or more additional periods of three years each by providing the Company with written notice prior to expiration of the then-current license term.  Under the terms of the license, the Company is entitled to a $1 million license fee, half of which was paid upon contract signing and the second half was paid in August 2008, and in addition, the Company is entitled to receive milestone payments potentially totaling $4.5 million for each antibody humanized under this agreement and also royalties on commercial sales, if any.~~

In December 2006 ~~August 2008~~, the Company entered into a separate right-to-test agreement with Sanofi ~~exercised its option under a separate 2006 agreement for expanded access to ImmunoGen’s the Company’s TAP technology~~.  The agreement provides Sanofi with the right to (a) test ~~exercise of this option enables Sanofi to evaluate, with certain restrictions,~~ the Company’s maytansinoid TAP technology with Sanofi’s antibodies to targets that were not included in the ~~existing research~~ collaboration agreement described above under a right-to-test, or research, license, (b) take exclusive options, with certain restrictions, to specified targets for specified option periods and (c) upon exercise of those options, ~~between the companies and to license the exclusive right to use the technology~~ take exclusive licenses to use the Company’s maytansinoid TAP technology to develop and commercialize products for the specified ~~to specific~~ targets on the terms agreed upon at the inception of the right-to-test ~~in the 2006~~ agreement.  ~~ImmunoGen~~ For each development and commercialization license taken, the Company is entitled to ~~earn~~ receive an exercise fee of $2 million and ~~milestone payments potentially totaling~~ up to a total of $30~~2~~ million in milestone payments, plus ~~per target for each compound developed under the 2006 agreement, as well as~~ royalties on the

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commercial sales of any resulting products.  The ~~exercise fee for a license under this agreement is $2 million and the potential~~ total milestones are categorized as follows: development milestones — $10 million; and regulatory milestones — $20 million.  No development and commercialization license has yet been taken under this agreement.  ~~ImmunoGen also is entitled to manufacturing payments for any materials made on behalf of Sanofi.~~ Execution of the first license will entitle the Company to receive an exercise fee in the amount of $2 million.  Sanofi is responsible for the manufacturing, product development and marketing of any products resulting from the agreement.

The Company received an aggregate of $4 million under the right-to-test agreement, of which $500,000 was received in December 2006 upon execution of the agreement, and ~~option fee of~~ $3.5 million of which was received in August 2008 upon Sanofi’s activation of its rights under the agreement ~~with the exercise of this option in August 2008, in addition to the $500,000 ImmunoGen received in December 2006 with the signing of the option agreement~~.  The right-to-test agreement had ~~has~~ a three-year original term from the activation date ~~of the exercise of the option~~ and was ~~can be~~ renewed by Sanofi in August 2011 for its final ~~one additional~~ three-year term by payment of a $2 million fee ~~by August 31, 2011~~.  The Company has deferred the $2 million extension fee and is recognizing this amount as revenue over the period during which Sanofi can take an option for a development and commercialization license.

Biotest

In July 2006, the Company entered into a development and license agreement with Biotest AG.  The agreement grants Biotest exclusive rights to use our maytansinoid TAP technology to develop and commercialize therapeutic compounds to the target CD138.  Biotest is responsible for the manufacturing, product development and marketing of any products resulting from the agreement.  The Company received a $1 million upfront payment upon execution of the agreement and could ~~potentially~~ receive up to a total of $35.5 million in milestone payments, as well as royalties on the commercial sales of any resulting products.  The ~~potential~~ total milestones are categorized as follows: development milestones — $4.5 million; and regulatory milestones — $31 million.  The Company receives payments for manufacturing any preclinical and clinical materials made at the request of Biotest.  In September 2008, Biotest began Phase I evaluation of BT062 which triggered a $500,000 milestone payment to the Company.  At the time of execution of this agreement, there was significant uncertainty as to whether this received and recognized milestone would be achieved.  In consideration of this, as well as the Company’s past involvement in the research and manufacturing of this product candidate, this milestone was deemed substantive.  ~~This milestone is included in license and milestone fees for the fiscal year ended June 30, 2009.~~  The next potential milestone the Company will be entitled to receive will be a development milestone for commencement of a phase IIb clinical trial (as defined in the agreement) which will result in a $2 million payment being due.  At the time of execution of this agreement, there was significant uncertainty as to whether this milestone would be achieved. In consideration of this, as well as the Company’s past involvement in the research and manufacturing of this product, this milestone was deemed substantive.

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The agreement also provides the Company with the right to elect at specific stages during the clinical evaluation of any compound created under this agreement, to participate in the United States ~~U.S.~~ development and commercialization of that compound in lieu of receiving the milestone payments not yet earned and royalties on ~~U.S.~~ sales in the United States ~~of that product and the milestone payments not yet earned~~.  The Company can exercise this right by making a payment to Biotest of a ~~an agreed-upon fee of $5 million or~~ $15 million opt-in fee~~, depending on the stage of development~~.  Upon exercise of this right, the Company would share equally with Biotest the associated costs of product development and commercialization in the ~~U.S.~~ United States along with the profit, if any, from ~~U.S.~~ product sales in the United States.

Bayer HealthCare

In October 2008, the Company entered into a development and license agreement with Bayer HealthCare.  The license ~~agreement~~ grants Bayer HealthCare exclusive rights to use the Company’s maytansinoid TAP technology to develop and commercialize therapeutic compounds to the mesothelin target.  Bayer HealthCare is responsible for the research, development, manufacturing and marketing of any products resulting from the license.  The Company received a $4 million upfront payment upon execution of the agreement, and—for each compound developed and marketed by Bayer HealthCare under this collaboration—the Company is entitled to ~~could potentially~~ receive up to a total of $170.5 million in milestone payments~~; additionally, the Company is entitled to receive~~, plus royalties on the commercial sales of any resulting products.  The ~~potential~~ total milestones are categorized as follows: development milestones — $16 million; regulatory milestones — $44.5 million; and sales milestones — $110 million.  ~~The Company also is entitled to receive payments for manufacturing any preclinical and clinical materials at the request of Bayer HealthCare as well as for any related process development activities.  The Company has deferred the $4 million upfront payment and is recognizing this amount as revenue ratably over the estimated period of substantial involvement.~~  Through March 31, 2012, the Company has earned and received and recognized an aggregate of $3 million in milestone payments under this agreement.  ~~In September 2009, Bayer HealthCare achieved a preclinical milestone which triggered a $1 million payment to the Company which is included in license and milestone fees for the fiscal year ended June 30, 2010.  In June 2011, Bayer HealthCare reached a clinical milestone which triggered a $2 million payment to the Company which is included in license and milestone fees for the fiscal year ended June 30, 2011.~~  At the time of execution of this agreement, there was significant uncertainty as to whether these received and recognized milestones would be achieved.  In consideration of this, as well as the Company’s past involvement in the research and supply of cytotoxic agent for this product candidate, these milestones were deemed substantive.  The next potential milestone the Company will be entitled to receive will be a development milestone for commencement of a non-pivotal ~~p~~Phase II clinical trial, which will result in a $4 million payment being due.  At the time of execution of this agreement, there was significant uncertainty as to whether ~~these~~ this milestone~~s~~ would be achieved.  In consideration of this, as well as the Company’s past involvement in the research and supply of cytotoxic agent for this product candidate, ~~manufacturing of this product~~, ~~these milestones were~~ this milestone was deemed substantive.

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The Company had previously deferred the $4 million upfront payment received and was recognizing this amount as revenue ratably over the estimated period of substantial involvement. The Company had previously estimated this development period would conclude at the end of non-pivotal Phase II testing.  During the first quarter of fiscal 2012, Bayer HealthCare initiated Phase I clinical testing of its product candidate.  In reaching this stage of clinical testing, Bayer HealthCare developed its own processes for manufacturing required clinical material and produced clinical material in its own manufacturing facility.  Considering that Bayer HealthCare was able to accomplish this without significant reliance on the Company, and considering that the Company’s expected future involvement will be primarily supplying Bayer HealthCare with small quantities of cytotoxic agents for a limited period of time, the Company believes its period of substantial involvement will end prior to the completion of non-pivotal Phase II testing. As a result of this determination, beginning in September 2011, the Company is recognizing the balance of the upfront payment as revenue ratably through September 2012.  This change in estimate results in an increase to license and milestone fees of approximately $856,000 for the nine months ending March 31, 2012 and $1.2 million for the fiscal year ending June 30, 2012 compared to amounts that would have been recognized pursuant to the Company’s previous estimate.

Novartis

In October 2010, the Company entered into ~~an~~ a three-year right-to-test agreement with Novartis Institutes for BioMedical Research, Inc. (Novartis).  The agreement ~~initially~~ provides Novartis with the right to (a) ~~a research license to~~ test the Company’s TAP technology with Novartis’ antibodies under a right-to-test, or research license, (b) take exclusive options, with certain restrictions, to specified targets for specified option periods and (c) upon exercise of those options, ~~and an option to~~ take exclusive ~~development and commercialization~~ licenses to use ~~ImmunoGen’s~~ the Company’s TAP technology to develop and commercialize ~~therapeutic~~ products for a specified number of individual ~~antigen~~ targets on terms agreed upon at the inception of the right-to-test agreement.  The initial three-year term of the right-to-test agreement ~~research license is for three years and it~~ may be extended by Novartis for up to two one-year periods by the payment of additional consideration.  The terms of the agreement ~~also~~ require Novartis to exercise its options for the development and commercialization licenses by the end of the ~~research~~ term of the research license.  The Company received a $45 million upfront payment in connection with the execution of the right-to-test agreement, and for each development and commercialization license for a specific ~~an antigen~~ target, the Company is entitled to receive an exercise fee of $1 million and ~~milestone payments potentially totaling~~ up to a total of $200.5 million in milestone payments, plus royalties on the commercial sales of any resulting products ~~sales, if any~~.  The ~~exercise fee for each license is $1 million and the potential~~ total milestones are categorized as follows: development milestones — $22.5 million; regulatory milestones — $77 million; and sales milestones — $100 million.  No development and commercialization license has yet been taken under this agreement.  Execution of the first license ~~agreement~~ will entitle the Company to receive an exercise fee in the amount of $1 million.  The Company also is entitled to receive payments for manufacturing preclinical and clinical materials at the request of Novartis as well as for research and development activities performed on behalf of

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Novartis.  Novartis is responsible for the development, manufacturing and marketing of any products resulting from this agreement.

In accordance with ~~ASU No. 2009-13~~ ASC 605-25 (as amended by ASU No. 2009-13), the Company identified all of the deliverables at the inception of the right-to-test agreement.  The significant deliverables were determined to be the right-to-test, or research, license, the exclusive development and commercialization licenses, rights to future technological improvements, and the research services.  The options to obtain development and commercialization licenses in the agreement were ~~was~~ determined not to be substantive and, as a result, the exclusive development and commercialization licenses were considered deliverables at the inception of the right-to-test agreement.  Factors that were considered in determining the options were ~~was~~ not substantive included (i) the overall objective of the agreement was for Novartis to obtain development and commercialization licenses, (ii) the size of the exercise fee of $1 million for each license obtained is not significant relative to the $45 million upfront payment that was due at the inception of the right-to-test agreement, (iii) the limited economic benefit that Novartis could obtain from the right-to-test agreement unless it exercised its options to obtain development and commercialization licenses, and (iv) the lack of economic penalties as a result of exercising the options.

The Company has determined that the research license together with the development and commercialization licenses represent one unit of accounting as the research license does not have stand-alone value from the development and commercialization licenses due to the lack of transferability of the research license and the limited economic benefit Novartis would derive if they did not obtain any development and commercialization licenses.  The Company has also determined that this unit of accounting does have stand-alone value from the rights to future technological improvements and the research services.  The rights to future technological improvements and the research services are considered separate units of accounting as each of these was determined to have stand-alone value.  The rights to future technological improvements have stand-alone value as Novartis would be able to use those items for their intended purpose without the undelivered elements.  The research services have stand-alone value as similar services are sold separately by other vendors.  The estimated selling prices for these units of accounting were determined based on market conditions, similar arrangements entered into by third parties and entity-specific factors such as the terms of the Company’s previous collaborative agreements, recent preclinical and clinical testing results of therapeutic products that use the Company’s TAP technology, the Company’s pricing practices and pricing objectives, the likelihood that technological improvements will be made, the likelihood that technological improvements made will be used by Novartis and the nature of the research services to be performed for Novartis and market rates for similar services.  The arrangement consideration (which is comprised of the $45 million upfront payment, the exercise fee for each license, and the expected fees for the research services to be provided under the arrangement) was allocated to the deliverables based on the relative selling price method.  ~~Of the $45 million upfront payment received from Novartis $41.2 and $3.8 million has been allocated to the rights to future technological improvements.~~  The Company will recognize as license revenue an equal amount of the total arrangement consideration allocated to the development and

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commercialization licenses as each ~~exclusive development and commercialization license is delivered~~ individual license is delivered to Novartis upon Novartis’ exercise of its options to such licenses ~~pursuant to the terms of the agreement~~.  At the time the first development and commercialization license is taken, the ~~$3.8 million~~ amount of the total arrangement consideration allocated to future technological improvements will commence to be recognized as revenue ratably over the period the Company is obligated to make available any technological improvements, which is equivalent to the estimated term of the agreement.  The Company estimates the term of a development and commercialization license ~~the agreement~~ to be approximately 25 years, which reflects management’s estimate of the time necessary to develop and commercialize ~~therapeutic~~ products pursuant to the license~~s~~ plus the estimated royalty term.  The Company will be required to reassess the estimated term at each subsequent reporting period.  The Company does not control when Novartis will exercise its options for development and commercialization licenses.  As a result, the Company cannot predict when it will recognize the related license revenue except that it will be within the term of the research license.  The Company will recognize research services revenue as the related services are delivered.

No license revenue has been recognized related to the right-to-test agreement through March 31, 2012 ~~this agreement for the year ended June 30, 2011~~, as the options to take ~~exclusive~~ development and commercialization licenses were ~~was~~ not considered to be substantive and no exclusive development and commercialization licenses have been ~~delivered~~ taken.  Accordingly, the entire $45 million upfront payment is included in long-term deferred revenue at March 31, 2012 ~~June 30, 2011~~.

~~The adoption of ASU No. 2009-13 did not have a material impact on the timing or pattern of revenue recognition relative to the agreement nor is expected to in future periods.~~

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Revised Exhibit G

The following revises the proposed disclosure shown in Exhibit G to the Initial Supplemental Response and was included in the 2012 Q3 Form 10-Q.  In addition to making changes consistent with our responses to the Initial Comment Letter and the Second Comment Letter, in preparing the 2012 Q3 Form 10-Q we also made other revisions to previous disclosure for the purposes of consistency and clarity.  Additional disclosure, as compared to Exhibit G attached to the Initial Supplemental Response, has been underlined, deletions have been shown in strikethrough, and the entire disclosure will be subject to further revision in our future filings to reflect subsequent developments.  New or modified disclosure specifically responsive to the Staff’s comments in the Second Comment Letter are highlighted in boldface.

*              *              *

Lilly

In December 2011, the Company entered into ~~an~~ a three-year right-to-test agreement with Eli Lilly and Company (Lilly).  The agreement ~~initially~~ provides Lilly with ~~a research license to test the Company’s TAP technology with Lilly’s antibodies and an option to~~ the right to (a) take exclusive options, with certain restrictions, to specified targets for specified option periods, (b) test the Company’s maytansinoid TAP technology with Lilly’s antibodies directed to the optioned targets under a right-to-test, or research, license, and (c) upon exercise of those options, take exclusive ~~development and commercialization~~ licenses to use ~~ImmunoGen’s~~ the Company’s TAP technology to develop and commercialize ~~therapeutic~~ products for a specified number of individual ~~antigen~~ targets on terms agreed upon at the inception of the right-to-test agreement.  ~~The term of the research license is for three years.~~  The terms of the right-to-test agreement require Lilly to exercise its options for the development and commercialization licenses by the end of the ~~research~~ term of the research license.  ~~The terms of each development and commercialization licenses were established at the inception of the agreement.~~  The Company ~~is entitled to~~ received a $20 million upfront payment in connection with the execution of the right-to-test agreement, and for the first ~~each~~ development and commercialization license ~~for an antigen target~~ taken, the Company is entitled to receive ~~an exercise fee and milestone payments potentially totaling~~ up to a total of ~~approximately~~ $200.5 million, plus royalties on the commercial sales of any resulting products ~~sales, if any~~.  For each subsequent development and commercialization license taken, the Company is entitled to receive an exercise fee in the amount of $2 million and up to a total of $199 million in milestone payments, plus royalties on the commercial sales of any resulting products.  ~~There is no exercise fee due for the first license obtained under this agreement; however, there is an exercise fee of $2 million due for each subsequent license obtained.~~  The ~~potential~~ total milestones are categorized as follows: development milestones — $30.5 million for the first development and commercialization license and $29 million for each subsequent license~~s~~; regulatory milestones — $70 million; and sales milestones — $100 million. ~~No license has yet been taken under this agreement.~~  The next payment the Company could receive would either be a $5 million development milestone payment for the initiation of a Phase I clinical trial under the first development and commercialization license taken, or a $2 million exercise fee for the execution of a

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second license ~~or $5 million development milestone payment for the initiation of a phase I clinical trial pursuant to the first license~~.  At the time of execution of this agreement, there was significant uncertainty as to whether the milestone related to initiation of a Phase I clinical trial under the first development and commercialization license would be achieved.  In consideration of this, as well as the Company’s expected involvement in the research and manufacturing of these product candidates, this milestone was deemed substantive.  The Company also is entitled to receive payments for delivery of cytotoxic agents to Lilly and research and development activities performed on behalf of Lilly.  Lilly is responsible for the development, manufacturing and marketing of any products resulting from this agreement.

In accordance with ASC 60-25 (as amended by ASU No. 2009-13), ~~T~~the Company identified all of the deliverables at the inception of the right-to-test agreement.  The significant deliverables were determined to be the right-to-test, or research, license, the exclusive development and commercialization licenses, rights to future technological improvements, delivery of cytotoxic agents and the research services.  The options to obtain development and commercialization licenses in the right-to-test agreement were ~~was~~ determined not to be substantive and, as a result, the exclusive development and commercialization licenses were considered deliverables at the inception of the right-to-test agreement.  Factors that were considered in determining the options were ~~was~~ not substantive included (i) the overall objective of the agreement was for Lilly to obtain development and commercialization licenses, (ii) the size of the exercise fees of $2 million for each development and commercialization license obtained beyond the first license is not significant relative to the $20 million upfront payment due at the inception of the right-to-test agreement, (iii) the limited economic benefit that Lilly could obtain from the right-to-test agreement unless it exercised its options to obtain development and commercialization licenses, and (iv) the lack of economic penalties as a result of exercising the options.

The Company has determined that the research license together with the development and commercialization licenses represent one unit of accounting as the research license does not have stand-alone value from the development and commercialization licenses due to the lack of transferability of the research license and the limited economic benefit Lilly would derive if they did not obtain any development and commercialization licenses.  The Company has also determined that this unit of accounting has stand-alone value from the rights to future technological improvements, the delivery of cytotoxic agents and the research services.  The rights to future technological improvements, delivery of cytotoxic agents and the research services are considered separate units of accounting as each of these was determined to have stand-alone value.  The rights to future technological improvements have stand-alone value as Lilly would be able to use those items for their intended purpose without the undelivered elements.  The research services and cytotoxic agents have stand-alone value as similar services and products are sold separately by other vendors.  The estimated selling prices for these units of accounting were determined based on market conditions, similar arrangements entered into by third parties and entity-specific factors such as the terms of the Company’s previous collaborative agreements, recent preclinical and clinical testing results of therapeutic products that use the Company’s TAP technology, the Company’s pricing

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May 16, 2012	REQUESTED BY IMMUNOGEN, INC.
Page 37 of 37	PURSUANT TO 17 C.F.R § 200.83

practices and pricing objectives, the likelihood that technological improvements will be made, the likelihood that technological improvements made will be used by Lilly, market rates for the manufacture of cytotoxic agents, and the nature of the research services to be performed for Lilly and market rates for similar services.  The arrangement consideration (which is comprised of the $20 million upfront payment, the exercise fee, if any, for each license, the expected fees for the research services to be provided and the cytotoxic agent to be delivered under the arrangement) was allocated to the deliverables based on the relative selling price method.  ~~Of the $20 million upfront payment received from Lilly $19.4 million has been allocated to the development and commercialization licenses, and $568,000 has been allocated to the rights to future technological improvements~~.  The Company will recognize as license revenue an equal amount of the total arrangement consideration allocated to the development and commercialization licenses as each ~~exclusive development and commercialization license is delivered to the~~ individual license is delivered to Lilly upon Lilly’s exercise of its options to such licenses.  At the time the first license is taken, the ~~$568,000~~ amount of the total arrangement consideration allocated to future technological improvements will commence to be recognized as revenue ratably over the period the Company is obligated to make available any technological improvements, which is the equivalent to the estimated term of the license ~~agreement~~.  The Company estimates the term of a development and commercialization license ~~the agreement~~ to be approximately 25 years, which reflects management’s estimate of the time necessary to develop and commercialize therapeutic products pursuant to the license~~s~~ plus the estimated royalty term.  The Company will be required to reassess the estimated term at each subsequent reporting period.  The Company does not control when Lilly will exercise its options for development and commercialization licenses. As a result, the Company cannot predict when it will recognize the related license revenue except that it will be within the term of the research license.  The Company will recognize research services revenue and revenue from the delivery of cytotoxic agents as the related services and cytotoxic agents are delivered.

No license revenue has been recognized related to this agreement through March 31, 2012 ~~for the three-month period ended December 31, 2011~~ as the options to take ~~exclusive~~ development and commercialization licenses were ~~was~~ not considered to be substantive and no exclusive development and commercialization licenses have been ~~delivered~~ taken.  Accordingly, the entire $20 million upfront payment is included in long-term deferred revenue at March 31, 2012 ~~December 31, 2011~~.